UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                          ImClone Systems Incorporated
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    45245W109
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 20, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. 4)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      High River Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC, OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
      6,205,134

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      6,205,134

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,205,134

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.36%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D
                                (Amendment No. 4)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      Hopper Investments LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      6,205,134

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      6,205,134

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,205,134

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.36%

14 TYPE OF REPORTING PERSON
      OO

                                  SCHEDULE 13D
                                (Amendment No. 4)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      Barberry Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC, OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
      900,800

8  SHARED VOTING POWER
      6,205,134

9  SOLE DISPOSITIVE POWER
      900,800

10 SHARED DISPOSITIVE POWER
      6,205,134

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,105,934

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.43%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D
                                (Amendment No. 4)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      American Real Estate Holdings Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC ,OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
      4,563,610

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      4,563,610

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,563,610

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.41%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D
                                (Amendment No. 4)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      American Real Estate Partners L.P.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      4,563,610

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      4,563,610

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,563,610

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.41%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D
                                (Amendment No. 4)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      American Property Investors, Inc.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      4,563,610

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      4,563,610

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,563,610

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.41%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D
                                (Amendment No. 4)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      Beckton Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      4,563,610

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      4,563,610

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,563,610

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.41%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D
                                (Amendment No. 4)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      Gail Golden

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
      15,000

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      15,000

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      15,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.02%

14 TYPE OF REPORTING PERSON
      IN

                                  SCHEDULE 13D
                                (Amendment No. 4)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      a) / /
      b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      11,669,544

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      11,669,544

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     /X/

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.85%

14 TYPE OF REPORTING PERSON
      IN

                                  SCHEDULE 13D
                                (Amendment No. 4)

Item 1. Security and Issuer

     This statement constitutes Amendment No. 4 to the Schedule 13D relating to the Common Shares, $0.001 par value, (the "Shares"), of ImClone Systems Incorporated, a Delaware corporation (the "Issuer"), and amends the Schedule 13D relating to the Shares filed on February 14, 2006, as amended by Amendment No. 1 filed on April 24, 2006, Amendment No. 2 filed on August 14, 2006, and Amendment No. 3 filed on August 22, 2006 (as amended by amendment No. 1, amendment No. 2, and amendment no. 3, the "Original 13D"), on behalf of the Registrants (as defined in the Original 13D). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D. The address of the principal executive offices of the Issuer is 180 Varick Street, New York, New York 10014.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended and restated as follows:

     As of the  time  of  this  filing,  the  aggregate  purchase  price  of the
11,669,544 Shares owned by Icahn Group was $390,477,405.39 (including commissions). The source of funding for the purchase of these Shares was general working capital of Barberry, High River, and AREH, and pursuant to margin accounts in the regular course of business. As of the time of this filing, the aggregate purchase price of the 15,000 Shares purchased by Ms. Golden was $663,569.97 (including commissions). The source of funding for the purchase of these Shares were personal funds of Ms. Golden.

Item 4. Purpose of Transaction

     Item 4 is hereby amended by adding the following:

     On September  20, 2006,  Mr. Icahn  delivered a letter  attached  hereto as
Exhibit 1 to Mr. David Kies at the Issuer.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended and restated as follows:

     (a) As of the time of this filing: (i) the Icahn Group may be deemed to beneficially own, in the aggregate, 11,669,544 Shares, representing approximately 13.85% of the Issuer's outstanding Shares; and (ii) Ms. Golden owns 15,000 Shares representing approximately 0.02% of the Issuer's outstanding Shares in each case (based upon the 84,283,155 Shares stated to be outstanding as of August 15, 2006 by the Issuer in the Issuer's Schedule 14A filed with the Securities and Exchange Commission on August 31, 2006).

     (b) Each of Barberry and Hopper by virtue of their relationship to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 6,205,134 Shares which High River owns. Each of Barberry and Hopper disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn by virtue of his relationship to Barberry, Hopper and High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 900,800 Shares which Barberry owns and the 6,205,134 Shares which High River owns. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn by virtue of his relationship to Ms. Golden (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 15,000 Shares which Ms. Golden owns. Mr. Icahn disclaims beneficial ownership of such Shares for all purposes.

     Each of Mr. Icahn, Beckton, API, and AREP, by virtue of their relationship to AREH (as disclosed in Item 2) may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 4,563,610 Shares that AREH owns. Each of Mr. Icahn, Beckton, API, and AREP disclaim beneficial ownership of such Shares for all other purposes.

     (c) The following transactions with respect to the Shares were effected since August 23, 2006, by the Registrants. All such transactions were effected in the over-the-counter market.


                         No. of Shares   Price Per Share
Name              Date   Purchased       (including commissions)
----              ----   ---------       -----------------------

AREH            8/24/06  35,682          29.99
--------------- -------- --------------- ------------------------
AREH            8/25/06  26,164          29.99
--------------- -------- --------------- ------------------------
AREH            8/28/06  6,157           30.13
--------------- -------- --------------- ------------------------
AREH            9/13/06  234,642         29.92
--------------- -------- --------------- ------------------------
AREH            9/14/06  16,112          30.16
--------------- -------- --------------- ------------------------
High River      8/24/06  55,560          29.99
--------------- -------- --------------- ------------------------
High River      8/25/06  40,740          29.99
--------------- -------- --------------- ------------------------
High River      8/28/06  9,588           30.13
--------------- -------- --------------- ------------------------
High River      9/13/06  365,358         29.92
--------------- -------- --------------- ------------------------
High River      9/14/06  25,088          30.16
--------------- -------- --------------- ------------------------

Item 7. Material to be filed as Exhibits

     1. Letter to David Kies

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2006


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


/s/ Gail Golden
---------------
GAIL GOLDEN


AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
By:  American Property Investors, Inc., general partner

  By:  /s/ Keith Meister
       -----------------
       Name:  Keith Meister
       Title: Vice Chairman


AMERICAN REAL ESTATE PARTNERS, L.P.
By:  American Property Investors, Inc., general partner

  By:  /s/ Keith Meister
       -----------------
       Name:  Keith Meister
       Title: Vice Chairman


AMERICAN PROPERTY INVESTORS, INC.

By:  /s/ Keith Meister
     -----------------
     Name:  Keith Meister
     Title: Vice Chairman


BECKTON CORP.

By:  /s/ Keith Cozza
     ---------------
     Name:  Keith Cozza
     Title: Secretary

          [Signature Page of Schedule 13D Amendment No. 4 Re: Imclone]

BARBERRY CORP.

By:  /s/ Keith Cozza
     ---------------
     Name:  Keith Cozza
     Title: Secretary


HOPPER INVESTMENTS LLC
By:  Barberry Corp., sole member

  By:  /s/ Keith Cozza
       ---------------
       Name:  Keith Cozza
       Title: Secretary


HIGH RIVER LIMITED PARTNERSHIP
By:  Hopper Investments LLC, general partner
  By:  Barberry Corp., sole member

    By:  /s/ Keith Cozza
         ---------------
         Name:  Keith Cozza
         Title: Secretary

          [Signature Page of Schedule 13D Amendment No. 4 Re: Imclone]

                                                                       EXHIBIT 1
                                                                       ---------

                           [Carl C. Icahn Letterhead]


September 20, 2006

David Kies, Chairman of the Board
ImClone Systems Incorporated
180 Varick Street
New York, NY  10014

Dear David:

When you offered me a directorship at ImClone in August, we discussed and I thought you indicated that you would not continue to be the Chairman of the Board of the Company. I also told you that it would be a mistake to give the Interim CEO a long term contract, given that he has little or no expertise in biotech companies. I asked that you at least allow the new Board to make this decision. Nevertheless, without warning, ImClone entered into a multimillion dollar contract with the Interim CEO. You have also indicated that you will not be willing to give up your chairmanship at today's meeting.

Now that I am becoming a director of ImClone, I am asking you again for the good of ImClone and its stockholders to give up your position as Chairman of the Board. Given what I consider the sorry record of the Company under your watch, it is time for you to step aside and allow someone else to be elected. You have even admitted to me that the board has done a bad job. ImClone has been without effective leadership for almost three years.

During your tenure, ImClone has suffered as a result of its inability to attain the leadership position it should enjoy as an important biotechnology company. Most importantly, a great disservice has been done not only to stockholders, but, potentially, to cancer patients as well, by ImClone's apparent passivity in pushing to start appropriate trials in first-line colon cancer and other indications.

During your tenure, I believe that commercialization has suffered, trials have not been sufficiently pursued, the head and neck data was needlessly delayed, patent suits have been lost and the Company has not provided its stockholders the performance that they deserve. Rumors abound about employee dissatisfaction and probable defections.

During your tenure, ImClone hired a President and CEO who was totally the wrong person for the position and it took you many many months to recognize this and replace him. His replacement lasted only a few months. Now, ImClone has another interim CEO and his permanent replacement is nowhere on the scene. To make matters worse, you even rewarded him with a favorable contract increasing his compensation and making it more expensive to replace him. This has all occurred during the most critical period in the history of the Company in which its ability to exploit its lead in cancer treatment was being tested. Your regime has failed the test.

September 20, 2006
Page 2


During your tenure, ImClone's meaningful lead relative to potential competitors has shrunk considerably and ImClone has suffered reversals such as the loss of the patent suit in the past week. I cannot believe that there were not a number of opportunities to achieve a favorable settlement of the patent suit under your leadership. Now the suit has been lost.

You should recognize that your leadership of ImClone should come to an immediate end. The time has come for you to peacefully pass the baton to a successor who will be able to bring strong leadership back to ImClone. If you fail to do so, you will have thrown down the gauntlet and we will have to react accordingly.

Very truly yours,


/s/ Carl C. Icahn
-----------------
Carl Icahn